UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Nabors Industries Ltd.

(Name of Issuer)

Common Shares, $.001 par value per share

(Title of Class of Securities)

G6359F103

(CUSIP Number)

October 25, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person Hushang Ansary
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 11,000,000
	6	Shared Voting Power 8,000,000
	7	Sole Dispositive Power 11,000,000
	8	Shared Dispositive Power 8,000,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person 19,000,000
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 6.7%[1]
12	Type of Reporting Person (See Instructions) IN

[1]	The ownership percentages included in this Schedule 13G are based on 285,816,124 Common Shares (the “Common Shares”) of Nabors Industries Ltd. outstanding (excluding Common Shares held by its subsidiaries), as of July 31, 2017, as reported in Nabors Industries Ltd.’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2017.

2

1	Name of Reporting Person Parman International B.V.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Curacao

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power Not applicable.
	6	Shared Voting Power 8,000,000
	7	Sole Dispositive Power Not applicable.
	8	Shared Dispositive Power 8,000,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,000,000
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) □
11	Percent of Class Represented by Amount in Row (9) 2.8%
12	Type of Reporting Person (See Instructions) OO

3

1	Name of Reporting Person Ennia Caribe Holding N.V.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) □
(b) □
3	SEC Use Only
4	Citizenship or Place of Organization Curacao

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power Not applicable.
	6	Shared Voting Power 8,000,000
	7	Sole Dispositive Power Not applicable.
	8	Shared Dispositive Power 8,000,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,000,000
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) □
11	Percent of Class Represented by Amount in Row (9) 2.8%
12	Type of Reporting Person (See Instructions) OO

4

1	Name of Reporting Person EC Investments B.V.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Curacao

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power Not applicable.
	6	Shared Voting Power 6,000,000
	7	Sole Dispositive Power Not applicable.
	8	Shared Dispositive Power 6,000,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,000,000
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 2.1%
13	Type of Reporting Person (See Instructions) OO

5

1	Name of Reporting Person Banco di Caribe N.V.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Curacao

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power Not applicable.
	6	Shared Voting Power 2,000,000
	7	Sole Dispositive Power Not applicable.
	8	Shared Dispositive Power 2,000,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,000
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 0.7%
12	Type of Reporting Person (See Instructions) OO

6

1	Name of Reporting Person BDC Investments B.V.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Curacao

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power Not applicable.
	6	Shared Voting Power 2,000,000
	7	Sole Dispositive Power Not applicable.
	8	Shared Dispositive Power 2,000,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,000
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 0.7%
12	Type of Reporting Person (See Instructions) OO

7

Item 1 (a)	Name of Issuer Nabors Industries Ltd. (the “Issuer”)

Item 1 (b)	Address of Issuer's Principal Executive Offices: Crown House Second Floor 4 Par-la-Ville Road Hamilton, HM 08 Bermuda

Item 2 (a)

Name of Person Filing:
(i) Hushang Ansary

(ii) Parman International B.V. (“Parman International”)

(iii) Ennia Caribe Holding N.V. (“Ennia Caribe Holding”)

(iv) EC Investments B.V. (“EC Investments”)

(v) Banco di Caribe N.V. (“Banco di Caribe”)

(vi) BDC Investments B.V. (“BDC Investments”)

Item 2 (b)

Address of Principal Business Office:

(i) c/o Parman Enterprises LLC
1000 Louisiana, Suite 5900
Houston, TX 77002

(ii) J.B. Gorsiraweg 6
Willemstad, Curacao

(iii) J.B. Gorsiraweg 6
Willemstad, Curacao

(iv) J.B. Gorsiraweg 6
Willemstad, Curacao

(v) 205 Schottegatweg
Willemstad, Curacao

(vi) 205 Schottegatweg
Willemstad, Curacao

Item 2 (c)	Citizenship: (i) United States of America (ii) Curacao (iii) Curacao (iv) Curacao (v) Curacao (vi) Curacao

Item 2 (d)	Title of Class of Securities: Common Shares, $.001 par value per share

8

Item 2 (e)	CUSIP Number: G6359F103

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

Item 4

Ownership:

Please see Items 5, 6, 7, 8, 9 and 11 of each cover sheet for each filing person.

EC Investments is a wholly owned subsidiary of Ennia Caribe Holding, which is in turn a wholly-owned subsidiary of Parman International, a private investment company in which Mr. Ansary owns a controlling equity interest. Mr. Ansary is Chairman of the Supervisory Board of Ennia Caribe Holding.

BDC Investments is a wholly-owned subsidiary of Banco di Caribe which is in turn a wholly-owned subsidiary of Ennia Caribe Holding.

Mr. Ansary holds directly 11,000,000 Common Shares. EC Investments holds directly 6,000,000 Common Shares and BDC Investments holds directly 2,000,000 Common Shares. Mr. Ansary is, and Parman International and Ennia Caribe Holding may be, deemed to be the beneficial owners of the 6,000,000 Common Shares held directly by EC Investments, through their direct or indirect controlling interest in EC Investments. Mr. Ansary is, and Parman International, Ennia Caribe Holding and Banco di Caribe may be, deemed to be the beneficial owners of 2,000,000 Common Shares held directly by BDC Investments, through their direct or indirect controlling interest in BDC Investments.

Item 5	Ownership of 5 Percent or Less of a Class: Not applicable.

Item 6	Ownership of More than 5 Percent on Behalf of Another Person: See Item 4.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person: Not applicable.
Item 8	Identification and Classification of Members of the Group: Not applicable.

Item 9	Notice of Dissolution of Group: Not applicable.

Item 10

Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 6, 2017	Hushang Ansary

	By:	/s/ Hushang Ansary
	Name:	Hushang Ansary

Dated: November 6, 2017	Parman International B.V.

	By:	/s/ Hushang Ansary
	Name:	Hushang Ansary
	Title:	Chairman

Dated: November 6, 2017	Ennia Caribe Holding N.V.

	By:	/s/ Hushang Ansary
	Name:	Hushang Ansary
	Title:	Chairman of the Supervisory Board

Dated: November 6, 2017	EC Investments B.V.

	By:	/s/ Abdallah Andraous
	Name:	Abdallah Andraous
	Title:	Managing Director

	By:	/s/ Ralph Palm
	Name:	Ralph Palm
	Title:	Managing Director

Dated: November 6, 2017	Banco di Caribe N.V.

	By:	/s/ Ildefons Simon
	Name:	Ildefons Simon
	Title:	CEO and General Managing Director

	By:	/s/ Eduardo A. de Kort
	Name:	Eduardo A. de Kort
	Title:	Managing Director Commercial Affairs

Dated: November 6, 2017	BDC Investments B.V.

	By:	/s/ Ildefons Simon
	Name:	Ildefons Simon
	Title:	Managing Director

	By:	/s/ Ralph Palm
	Name:	Ralph Palm
	Title:	Managing Director